

**TRANSMISSÃO PAULISTA**

03 MAR 31 AM 7:21

*Data São Paulo, march 24, 2003* *Ref.CT/F/000868/2003*



03050396

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
*U.S. Securities and Exchange Commission*
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 ( Common )
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 ( Preferred )
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

SUPPL

PROCESSED
MAY 20 2003
THOMSON FINANCIAL

Gentleman/Madam:

We are enclosing a copy of the abstract of the Minutes of Meeting of the Board Directors of Companhia de Transmissão de Energia Elétrica Paulista held on Marc 10, 2003, regarding the approval of the proposals to be opportunely submitted t the deliberation of the Ordinary General Shareholders' Meeting, for your archive We submit this information to you in order to maintain the exemption, pursuant t rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

dlw 5/12

Enclosure: as above mentioned

Copy to: Glorinete Laurentino
The Bank of New York

*Rua Bela Cintra, 84*
*01415-903 - São Paulo - S*
*Pabx.: (0xx11) 3138-7000*
*Fax: (0xx11) 3151-4107*


TRANSMISSÃO
PAULISTA

**CTEEP - COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA**
**CNPJ No. 02.998.611/0001-04**
**NIRE No. 35300170571**

**ABSTRACT OF THE MINUTES OF THE 81st MEETING OF THE BOARD OF DIRECTORS**

On March 10, 2003, at 11:00 a.m., duly called by the Chairman of the Board of Directors, according to article 18 of the Bylaws, in the meeting room at Rua Bela Cintra, 847 - 10th floor, São Paulo, an Ordinary Meeting was held by the below named and signed members of the Board of Directors of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista. In compliance with the legal formalities..., the Chairman of the Board of Directors, Mr. Mauro Guilherme Jardim Arce, opened the meeting ..... Following, the Chairman of the Board of Directors passed on to **item III** of the agenda, **"Financial Statements of the fiscal year ended 12/31/2002. Call to the AGOE (Extraordinary and Ordinary General Shareholders' Meetings"** registering the presence of the President and Chief Executive Officer of the Company, Mr. José Sidnei Colombo Martini, of the Chief Financial Officer and Investors Relations Director, Mr. Cláudio Cintrão Forghieri, of the Accountant of the Company, Clovis José Rossi, of the Audit Committee Member, Mr. Raimundo Francisco Alencar de Melo and of the representative of the Trevisan Auditores Independentes, Mr. Wagner Machado. Using the floor, Mr. Cláudio Cintrão Forghieri submitted the matter, basing on the Executive Committee Resolution No. 783/09/170th, of 02/27/2003, and on the Proposal to the Board of Directors. The matter was put to discussion and vote, resulting unanimously **approved,** as well as the Call to the Extraordinary and Ordinary General Shareholders' Meetings and the Proposal of the Board of Directors to the Ordinary General Shareholders' Meeting resulted **approved**, whose content is as follows: *"PROPOSAL OF THE BOARD OF DIRECTORS TO THE ORDINARY GENERAL SHAREHOLDERS' MEETING TO BE HELD ON 04/25/2003. We submit to the appreciation and deliberation of the shareholders the following proposals: a) accounts of the administrators and financial statements related to the fiscal year of 2002; b) imputation of R$ 136,353,000.00 of remuneratory interest on own capital, equivalent to R$ 0.9133735 per lot of a thousand shares, already paid and whose credit was previously approved by the Board of Directors to the value of the dividends regarding the fiscal year of 2002, as provided for in paragraph 3, article 31, of the Bylaws; and c) destination of R$ 12,782,077.16 to the shareholders, as additional dividends, equivalent to R$ 0.0856219 per lot of a thousand shares, regarding the fiscal year of 2002, to be paid within the term of 60*


TRANSMISSÃO
PAULISTA

*days after the holding of the Ordinary General Shareholders' Meeting. São Paulo, March 10, 2003. Mauro Guilherme Jardim Arce, Chairman of the Board of Directors". "CTEEP – COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA. CNPJ 02.998.611/0001-04. OPEN CAPITAL COMPANY. ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS' MEETINGS. CALLING. The shareholders are called, as provided for in articles 10 and 11 of the Bylaws, to meet in Ordinary and Extraordinary General Shareholders' Meetings of this Company, to be held on April 25, 2003, at 9:00 a.m., in its head office, at Rua Bela Cintra, 847 – 9th floor, in this city, in order to deliberate on the following agenda: a) accounts of the administrators and financial statements related to the fiscal year of 2002; b) imputation of R$ 136,353,000.00 of remuneratory interest on own capital, equivalent to R$ 0.9133735 per lot of a thousand shares, already paid and whose credit was previously approved by the Board of Directors to the value of the dividends regarding the fiscal year of 2002, as provided for in paragraph 3, article 31, of the Bylaws; c) destination of R$ 12,782,077.16 to the shareholders, as additional dividends, equivalent to R$ 0.0856219 per lot of a thousand shares, regarding the fiscal year of 2002, to be paid within the term of 60 days after the holding of the Ordinary General Shareholders' Meeting; d) election of the members of the Audit Committee, regular and alternate; e) establishment of the remuneration of the members of the Executive Committee, Board of Directors and Audit Committee; f) ratification of the election of the members of the Board of Directors; g) other subjects of corporate interest. São Paulo, March 10, 2003. Mauro Guilherme Jardim Arce, Chairman of the Board of Directors".* ..........................................................................................

These minutes, after approved, were signed by the members of the Board of Directors present. Mauro Guilherme Jardim Arce - Chairman, Ruy Martins Altenfelder Silva, Carlos Pedro Jens, Claudia Maria Costin, Eduardo Refinetti Guardia, Fernando Carvalho Braga, Fernando José Tenório Acosta, Fernando Maida Dall'Acqua, Giulia da Cunha Fernandes Puttomatti, Lucia Maria Dal Medico, Luiz de Freitas Bueno, Miguel Carlos Fontoura da Silva Kozma, Nelson Vieira Barreira, Norberto de Franco Medeiros and Sílvio Aleixo.

São Paulo, March 10, 2003

| Mauro Guilherme Jardim Arce<br>Chairman of the Board of<br>Directors | Ligia Ourives da Cruz Ferreira<br>Executive Secretary of the Board<br>of Directors |
|---|---|